Exhibit 1.02

Pentair Ltd.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of Pentair Ltd. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which the Company collectively refers to in this Report as “3TG” or “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and the Conflict Minerals are necessary to the functionality or production of those products.

Consistent with the provisions of the Rule, this Report has not been audited by a third party.

1.	Company Overview

The Company is a focused diversified industrial manufacturing company comprising four reporting segments: Valves & Controls, Process Technologies, Flow Technologies and Technical Solutions. Valves & Controls designs, manufactures, markets and services valves, fittings, automation and controls and actuators, and operates as a stand-alone global business unit. Process Technologies designs, manufactures, markets and services innovative water system products and solutions to meet filtration, separation and fluid process management challenges in food and beverage, water, wastewater, swimming pools and aquaculture applications, and is comprised of the Filtration & Process and Aquatic Systems global business units. Flow Technologies designs, manufactures and markets products and services designed for the transfer and flow of clean water, wastewater and a variety of industrial applications, and operates as a stand-alone global business unit. Technical Solutions designs, manufactures, markets and services products that guard and protect some of the world’s most sensitive electronics and electronic equipment, as well as heat management solutions designed to provide thermal protection to temperature sensitive fluid applications and operates as a stand-alone global business unit.

The Company conducted an analysis of all of its products and its entire supply chain in connection with the Conflict Minerals review process, and, accordingly, the Company did not limit its review to those products which may have contained 3TG. This Report relates to all products (which are collectively referred to as the “Covered Products”): (i) that were manufactured, or contracted to be manufactured, by the Company; and (ii) for which the manufacture was completed during calendar year 2013.

Although the Company has not yet adopted a formal conflict minerals policy, the Company (1) is actively working toward the adoption of such a policy and (2) indicates in its Global Supplier Guide that it expects all suppliers doing business with the Company to cooperate with the Conflict Minerals due diligence process. The Company also has participated in groups and forums focused on responsible sourcing of the Conflict Minerals, including EICC-GeSI Conflict Minerals forums and industry association groups, including the Twin Cities Conflict Minerals Task Force.

2.	Conflict Minerals Compliance Process

2.1	Compliance Framework

The Company’s reasonable country of origin inquiry regarding Conflict Minerals (“RCOI”) was designed to provide a reasonable basis for the Company to determine whether it sources 3TG from the Covered Countries. The Company designed due diligence measures to conform in all material respects to the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

2.2	Reasonable Country of Origin Inquiry

The Company has conducted its RCOI. This RCOI was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

The Company designed its RCOI to provide a reasonable basis for it to determine whether the Company sources 3TG from Covered Countries. The Company conducted a survey of its suppliers using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a direct supplier’s Conflict Minerals policy, engagement with its direct suppliers, origin of Conflict Minerals included in its products, supplier due diligence and a listing of the smelters the direct supplier and its suppliers use. Written instructions and recorded training illustrating the use of the tool is available on the EICC’s website. Many companies are using the Template in their RCOI and due diligence processes related to Conflict Minerals.

The Company’s inquiry process included multiple rounds of communication and follow-up including mail, email, and telephone calls with over 11,500 direct suppliers, spanning 81 enterprise resource planning systems. The Company received, reviewed and processed responses from over 61% of its suppliers, which represented approximately 83% of calendar year 2013 supplier expenditures. The Company reviewed the responses against risk-based criteria developed to determine which responses required further engagement with the relevant suppliers. These criteria included inconsistencies within the data reported in the Template and other risk-based criteria. The Company worked directly with these suppliers to obtain a revised response and/or additional clarity regarding their submission.

Most of the responses the Company received indicated that either (1) to the best of such supplier’s knowledge, the 3TG in the components and materials that it supplied to the Company during 2013 did not originate from a Covered Country or (2) such supplier did not use 3TG in the materials and components that it supplied to the Company during 2013.

One of the Company’s suppliers indicated that the 3TG in some of its components and materials supplied to the Company may have originated from a Covered Country and could not demonstrate that such 3TG were “DRC conflict free.” The Company (1) is currently working with the supplier to ensure that none of the 3TG supplied to the Company by the supplier is sourced from a Covered Country, through the implementation of a recovery plan designed to ensure compliance; (2) expects that the supplier will have completed the recovery plan during calendar year 2014; and (3) expects to implement similar recovery plans with respect to any other suppliers who the Company discovers, either through RCOI or the due diligence process, supplies to the Company 3TG from a Covered Country and cannot demonstrate such 3TG are “DRC conflict free.”

After reviewing the results of the RCOI, the Company determined that it had reason to believe that 3TG necessary for the functionality or production of its products may have originated from a Covered Country during 2013. The Company conducted its RCOI in good faith, and the Company believes that such inquiry was reasonable to allow it to make the determination. Accordingly, the Company proceeded to exercise due diligence on the source and chain of custody of the 3TG.

2.3	The Company’s Due Diligence Process

Design of Due Diligence

The Company exercised due diligence on the source and chain of custody of the Conflict Minerals. The Company’s due diligence measures have been designed to conform to the framework in the OECD Guidance.

Internal Team

The Company (1) developed cross-functional teams to set its conflict minerals strategy and ensure timely implementation and execution of the due diligence program and (2) tasked each of its global business units with implementing the Company’s conflicts mineral strategy and reporting results and progress to the cross-functional teams. The Company’s Supply Chain Group has primary responsibility for program execution at the Company level and dedicated conflict mineral compliance teams were put in place at each global business unit. Guidance on the overall strategy and implementation is provided by the Legal Department, Accounting Department and Internal Audit Department. Senior management is briefed about the results of the due diligence program on a regular basis.

The Company has developed internal training processes to educate anyone within the Company that is a potential contact point for suppliers or other external parties regarding the Company’s conflict minerals compliance efforts. In addition, (1) each of the Company’s global business units has developed processes to update and review with its respective employees the latest developments with respect to Conflict Minerals and the Conflict Minerals reporting process and (2) some of the Company’s global business units have developed tailored training programs to train its employees with respect to the potential impact of Conflict Minerals at the global business unit level.

Ethics Hotline

The Company has long-standing grievance mechanisms, including an Ethics Hotline, whereby the Company’s employees can report violations of the Company’s Code of Conduct, policy or law, including its procedures related to Conflict Minerals and the Conflict Minerals reporting process.

Control Systems and Supplier Engagement

Due to its position in the supply chain, the Company does not have a direct relationship with 3TG smelters and refiners. The Company engages with its suppliers and relies on information provided through the Template to gather information on the source and chain of custody of the conflict minerals in its products.

In 2014, the Company updated its Global Supplier Guide (“Supplier Guide”) to address, among other things, Conflict Minerals and the requirement of its suppliers to provide information on their use of these minerals. The Company is in the process of updating its supplier contracts, as new contracts are entered into or outstanding contracts are renewed, to include a requirement that the supplier comply with the Supplier Guide.

Records Retention

The Company will retain documentation related to its conflict minerals compliance program according to the Company’s Document Retention Policy.

Risk-Based Due Diligence Process

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

In conjunction with the Company’s risk assessment process, the Company has developed a risk management plan. Through the Company’s due diligence process the Company attempts to determine the source and chain of custody of the necessary conflict minerals the Company knows, or has reason to believe, originated in a covered country. The Company generally does not have a direct relationship with smelters and/or refiners. Most of the work toward this aspect of the OECD Guidance is carried out indirectly through the Company’s suppliers or through the Company’s involvement with industry working groups/coalitions. Due to its position in the supply chain, the Company largely focuses on the accuracy and quality of the representations the Company’s direct suppliers make regarding the source and chain of custody of their conflict minerals. The Company evaluates its direct suppliers’ responses to RCOI and due diligence inquiries based on the risk or likelihood that they are giving an incorrect response or that a non-response may indicate the supplier is purchasing from a known conflict source and does not wish to disclose this fact.

In evaluating the responses from its suppliers, the Company screens all responses for overall risk factors associated with the veracity of the information supplied. Suitable, measurable risk mitigation plans are developed as needed on a case-by-case basis. Actions may include (1) the Company’s use of responses to the Template to identify potential high-risk suppliers on a go-forward basis; and (2) focusing additional due diligence efforts on those high-risk suppliers.

Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

The Company does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within the Company’s supply chain. The Company supports audits by engaging its partners who are closer to the source and by supporting processes carried out through the EICC-GeSI.

Due Diligence Results

Based on the information obtained pursuant to the due diligence process, the Company does not have sufficient information, with respect to the Covered Products to determine the country of origin of the Conflict Minerals in the Covered Products.

3.	DRC Conflict Undeterminable

After exercising the due diligence described above, the Company was unable to determine whether or not each of the Covered Products qualify as “DRC conflict free,” as defined under the Rule. Accordingly, the Company has reasonably determined that each of the Covered Products is “DRC conflict undeterminable,” as defined in the Rule.

The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the necessary Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries: (1) the adoption of a company-wide conflict minerals policy; (2) engagement with suppliers to improve the response rate and content of supplier responses, with particular emphasis on those suppliers that submitted incomplete or inconsistent responses to the Template request or that exhibited other high-risk attributes related to the potential use of Conflict Minerals; (3) encourage suppliers to implement responsible sourcing and have them encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; (4) implementation of recovery plans with respect to any suppliers who the Company discovers, either through RCOI or the due diligence process, supplies to the Company 3TG from a Covered Country and cannot demonstrate such 3TG are “DRC conflict free”; and (5) continue to work with its peers, suppliers and industry groups to define and improve best practices in accordance with the OECD Guidance.

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